UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

SOS Limited, a Cayman Islands company (the “Company”) held its 2023 annual general meeting of shareholders at 10:00 a.m. Eastern Time, May 1, 2023, at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China. Holders of a total of 429,246,701 shares (consisting of 208,971,155 Class A Ordinary Shares and 220,275,546 Class B Ordinary Shares), out of a total of 3,214,844,378 Shares (consisting of 2,991,571,853 Class A Ordinary Shares and 223,272,525 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum as of the record date of March 17, 2023. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.

Director’s Name	For	Against
Yandai Wang	2,296,365,115	109,366,000

Li Sing Leung	2,294,511,615	111,166,000

Russell Krauss	2,297,713,615	106,844,000

Douglas L. Brown	2,300,315,115	105,225,000

Ronggang (Jonathan) Zhang	2,297,316,615	107,980,000

Wenbin Wu	2,296,254,115	109,307,000

2.	To ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023

The shareholders approved the proposal.

For	Against	Abstain
2,312,766,115	88,211,500	10,749,000

3.	To approve and adopt the Company’s 2023 Equity Incentive Plan

The shareholders approved the proposal.

For	Against	Abstain
2,304,463,615	100,136,000	7,127,000

4.	To approve a share consolidation or reverse stock split, of all classes of the Company’s ordinary shares at a ratio of one-for-fifty such that each fifty ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each.

The shareholders approved the proposal.

For	Against	Abstain
2,284,829,615	123,727,500	3,169,500

5.	To approve the increase of the Company’s authorized share capital, immediately following the Share Consolidation, from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, by the creation of an additional 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and an additional 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, such that the authorized share capital shall be US$1,200,000 divided into 240,000,000 shares of a par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each (the “Increase of Authorized Shares”).

The shareholders approved the proposal.

For	Against	Abstain
2,282,470,115	125,949,000	3,307,500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2023

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer